VIA EDGAR and VIA FACSIMILE (202.772.9210)
May 17, 2010

Kevin Woody	Mark Rakip
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
100 F Street, NE	100 F Street, NE
Washington, DC 20549-6010	Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.:
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
SEC File No. 1-8923
Dear Mr. Woody and Mr. Rakip:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated April 7, 2010. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future Form 10-K filings, amendments and updates thereto or future proxy statements, as the case may be.
Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 64
1.	Please tell us your basis for exclusion of Prepayment fees within your calculation of Funds from Operations (“FFO”) for the fiscal year ended December 31, 2009.
RESPONSE:
Although we believe there is a basis for excluding prepayment fees within our calculation of FFO because prepayment fees are akin to gains on asset dispositions, we recognize that such fees are not specifically mentioned as permissible exclusions in the NAREIT FFO definition (defined and clarified as of January 1, 2000) and that such fees, although they may be significant in a particular transaction, are not material to the FFO calculation. Our future disclosures will not exclude prepayment fees from the FFO calculation.

May 17, 2010

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Income, page 74
2.	We note that in connection with reclassifying real property held for sale, you recognized impairment losses totaling approximately $25.2 million on properties where the carrying value had been greater than the properties’ fair values less cost to sell. Please tell us what factors were prevalent during the fiscal year ended December 31, 2009, and not during prior fiscal years, that resulted in your recognition of impairment losses when these properties were reclassified to Real property held for sale.
RESPONSE:
As set forth on page 69 of our Form 10-K for the fiscal year ended December 31, 2009, we periodically review our long-lived assets for potential impairment on a property by property basis. The first step — reviewing for indicators of impairment — includes an evaluation of anticipated operating losses at the property level, the tenant’s ability to make rent payments, the potential disposition of an asset before the end of its estimated useful life, and changes in the market that may permanently reduce the value of the property. If indicators of impairment exist, then we move to the next level of analysis, which includes comparing the undiscounted future cash flows from the most likely use of the property to the current net book value. If the undiscounted cash flows are less than our then-current net book value, then we move to the third and final step. In the third step, we compare the net book value to an estimate of fair value, and record an impairment charge if the fair value is less than our net book value. Thus, this analysis is three-pronged and requires us to determine (i) if indicators of impairment exist; (ii) an estimate of the most likely stream of cash flows; and (iii) an estimate of fair value.
Of the ten properties that relate to the 2009 impairment charge, four of them also had impairment charges in 2008. Thus some of the factors that were present in the fiscal year ended December 31, 2009 were also present, to a certain degree, with four of the properties in the fiscal year ended December 31, 2008. Of the remaining six properties, three did not have an indicator of impairment in 2008, but did have indicators of impairment in fiscal year ended December 31, 2009, which included decisions to dispose of the assets before the end of their estimated useful lives. Finally, no impairment charge was taken in fiscal year ended December 31, 2008 with respect to the remaining three properties, even though they had indicators of impairment in 2008, because an estimate of the undiscounted future cash flows from the most likely use of the property at that time exceeded the then current net book values.
In summary, our methodology in considering and, if appropriate, measuring the impairment of our long lived assets has been consistent from period to period and has reflected at each reporting date our current intent with respect to each long lived asset and our best estimate of projected cash flows and fair values at that time.

May 17, 2010

5. Allowance for Losses on Loan Receivable, page 89
3.	We note that you recorded Charge-offs of $25.6 million during the fiscal year ended December 31, 2009. We note however that your allowance for loan losses was virtually unchanged since January 1, 2007. Please tell us what factors were prevalent in the fourth quarter of 2009 and not previously observed that caused you to charge off $25.6 million for the period.
RESPONSE:
As set forth on page 68 of our Form 10-K for the fiscal year ended December 31, 2009, the determination of the allowance for loan losses is based on a quarterly evaluation of all outstanding loans, including general economic conditions and estimated collectability of loan payments and principal. We evaluate the collectability of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors, and value of the underlying property or collateral.
The $25.6 million charge-offs recorded in the fourth quarter of 2009 related to three separate borrowers. In each of the three cases, new factors arose in connection with our fourth quarter 2009 evaluation that, under the circumstances, resulted in the determinations to record the noted charge-offs. The following is a summary of the factors that became prevalent for each borrower after filing the Form 10-Q for the third quarter of 2009.
•	Borrower 1: We received notice from the borrower indicating: (i) it would be unable to make any contractual loan payments for the foreseeable future; (ii) its attempts to secure third party equity financing had failed; (iii) it was in payment default under a first mortgage loan on one of the properties; (iv) the guarantors’ personal financial situations had significantly deteriorated; and (v) there was a likelihood that the business would need to shut down. These factors and an analysis of a third party appraisal report resulted in the determination to record a $2.8 million charge-off for this borrower.

•	Borrower 2: We received notice from the borrower outlining numerous previously uncommunicated extraordinary macro and micro risk factors affecting its business operations and our loans. In addition, the borrower supplied an updated financial forecast model that reflected the current economic environment that was significantly more negative than the model they supplied in the prior year. These factors resulted in the determination to record a $14.1 million charge-off for this borrower.

•	Borrower 3: This borrower informed us that it had received notice from its primary lender that the lender would not be making any more loans to the borrower. It was also during this

May 17, 2010

same period that the borrower informed us it could not cover operating expenses. In early January 2010, this borrower’s primary lender issued default notices on several of borrower’s projects. In addition, the borrower supplied an updated financial forecast model that reflected the current economic environment that was significantly more negative than the model they supplied in the prior year. Further, it became apparent in the fourth quarter of 2009 that actual results were not consistent with the prior year model. These factors resulted in the determination to record an $8.7 million charge-off for this borrower.
* * *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours, HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes
Scott A. Estes
Its: Executive Vice President and Chief Financial Officer